Exhibit 99.1

PROGRESSIVE WASTE SOLUTIONS LTD. RENEWS NORMAL COURSE ISSUER BID

Toronto, Ontario – August 26, 2015 – Progressive Waste Solutions Ltd. (the “Company” or “Progressive Waste Solutions”) (NYSE, TSX: BIN) announced that it has received approval from the Toronto Stock Exchange (“TSX”) to renew, for a 12-month-period, its normal course issuer bid (“NCIB”), effective August 28, 2015.

In July 2014, the Company’s Board of Directors authorized a share repurchase program of up to $400 million United States dollars through December 31, 2017, to be implemented in accordance with TSX regulations, which require NCIBs to be renewed on an annual basis.  An ongoing stock repurchase program is a key element of the Company’s long-term plan to deliver a balanced return to shareholders.

Since the Company first commenced its NCIB in August 2011, the Company has purchased approximately 11.66 million common shares for cancellation at a total cost of approximately $325.6 million Canadian dollars through August 25, 2015, of which 5,450,023 have been purchased for approximately $192.3 million (at an average price per share of $35.28) under the Company’s NCIB that commenced on August 28, 2014 and expires on August 27, 2015. As of August 25, 2015, the Company had 109,301,314 common shares issued and outstanding.

Under the renewed NCIB, a maximum of 10 million common shares (representing approximately 9.21% of the total public float on August 18, 2015) may be repurchased by the Company in open market transactions on the TSX, the New York Stock Exchange, and/or alternative trading systems in Canada and the United States by August 27, 2016.

In accordance with TSX rules, any daily repurchases would be limited to a maximum of 59,725 shares, which represents 25% of the average daily trading volume on the TSX of 238,902 common shares for the six months ended July 31, 2015, excluding repurchases by the Company. The TSX rules also allow the Company to purchase, once a week, a block of common shares not owned by any insiders, which may exceed such daily limit. Any shares that are repurchased pursuant to the NCIB will be cancelled.

Decisions regarding any future repurchases will be based on market conditions, share price and other factors, including opportunities to invest in growth capital. There can be no assurance as to the precise number of shares that will be repurchased. The Company may discontinue purchases under the NCIB at any time, subject to compliance with applicable regulatory requirements.

From time to time, the Company may enter into a pre-defined plan with its broker to allow for the repurchase of shares at times when the Company ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with the Company’s broker will be adopted in accordance with applicable Canadian and U.S. securities laws.

About Progressive Waste Solutions Ltd.
As one of North America's largest full-service waste management companies, we provide non-hazardous solid waste collection, recycling and disposal services to commercial, industrial, municipal and residential customers in 13 U.S. states and the District of Columbia and six Canadian provinces. We serve our customers with vertically integrated collection and disposal assets. Progressive Waste Solutions Ltd.'s shares are listed on the New York and Toronto Stock Exchanges under the symbol BIN.

To find out more about Progressive Waste Solutions, visit our website at www.progressivewaste.com.

Further Information
Progressive Waste Solutions Ltd.
Chaya Cooperberg
VP, Investor Relations and Corporate Communications
Tel:  (905) 532-7517
Email: chaya.cooperberg@progressivewaste.com